

Mail Stop 3233

June 23, 2016

Via E-Mail
Mr. Ronald Hassen
Interim Chief Financial Officer and Senior Vice President
Nasdaq, Inc.
One Liberty Plaza
New York, NY 10006

  Re: **Nasdaq, Inc.**
    Form 10-K for the year ended December 31, 2015
    Filed on February 26, 2016
    File No. 000-32651

Dear Mr. Hassen:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Non-GAAP Financial Measures, page 47

1. We note your adjustment related to amortization of intangible assets and that this adjustment has been made to prior periods when presenting your non-gaap income and operating income performance measures. Please clarify how management's view of operating performance has changed compared to prior periods.

Income Taxes, page F-33

2. Please tell us the amount of unrecognized deferred tax liability on unremitted earnings, if practicable, and disclose the amount in future filings. Reference is made to ASC 740-30-50-2c.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or Coy Garrison, Special Counsel, at (202) 551-3466 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities